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                           April 17, 2023

       Orlando Zayas
       Chief Executive Officer
       Katapult Holdings, Inc.
       5204 Tennyson Parkway, Suite 500
       Plano, TX 75024

                                                        Re: Katapult Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 6, 2023
                                                            File No. 333-271169

       Dear Orlando Zayas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Nicole Brookshire